c/o Zhejiang Tantech Bamboo Technology Co., Ltd s No. 10 Cen Shan Road, Shuige Industrial Zone s

Lishui City, Zhejiang Province s People’s Republic of China s Phone: +86-578-226-2305

February 5, 2015

Pamela A. Long, Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	Tantech Holdings Ltd

Amendment No. 4 to Registration Statement on Form F-1

Filed: January 21, 2015

File No.: 333-198788

Dear Ms. Long:

On behalf of Tantech Holdings Ltd (the “Registrant”) and in response to the comments set forth in your letter dated February 4, 2015, we are writing to supply additional information and to indicate the changes that have been made in the enclosed Fifth Amendment to Registration Statement on Form F-1 (the “Fifth Amendment”). Capitalized terms used herein shall have the meanings ascribed to them in the Fifth Amendment unless otherwise defined herein. We have also enclosed two redlined copies of the Fifth Amendment compared against the Fourth Amendment to the Registration Statement for your review.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 43

Capital Expenditures, page 65

1.	Please revise your disclosure here and elsewhere to address how the return of the $2.3 million that you discuss here affected your capital expenditures in 2014, and what the total amount of capital expenditures for 2014 was. Please also disclose the status of the $1 million that has yet to be returned to you. Please also revise to disclose the impact that cancelling the purchase of this equipment has had on your plans to expand your EDLC carbon business.

We have revised the Fifth Amendment as requested to address the effect of the return of the $2.3 million on our capital expenditures in 2014, as well as the $1 million that has not yet been returned. The new disclosure may be found on page 65 and reads as follows:

We had capital expenditures of approximately $9,000 and $37,000 for the six months ended June 30, 2014 and 2013, respectively for the addition and renovation of our workshops and office buildings; purchasing of equipment in connection with our business activities. As of June 30, 2014, we had advance payment balance of approximately $3.3 million for the purchase of equipment related to the production of EDLC carbon. We expected to complete the installation of this equipment before the end of 2014; however, this equipment failed to pass our multiple tests and we cancelled the purchase in early December. Part of the advance payment of approximately $2.3 million has been returned to us as of the filing date. As a result, our total capital expenditure decreased to approximately $25,000 in 2014 from approximately $1.2 million in 2013. There was no other change in our capital expenditure in 2014 related to the cancellation of the purchase and the return of our advance payment.

Pamela A. Long, Assistant Director February 5, 2015 Page 2

We are still negotiating with the manufacturer for different options, including the return of the remaining balances of approximately $1.0 million. Based on recent development, the remaining balances will be returned to us in the second quarter of 2015 if we choose not to resume the contract with the manufacturer. We are also looking for other producers to supply us the same equipment.

The equipment was originally planned to be used to increase our production capacity and efficiency when production volume reaches a certain level. We believe that the cancellation of this equipment will not impede our present operations as we can also achieve the present operation goal by changing our production schedule and improving current production process. However, the cancellation will limit our ability to meet capacity at a certain increased level in the future. Over the longer term, we will still need to purchase and install similar equipment to ensure a sustainable production level, especially when demand for our EDLC carbon increases to the extent that we are unable to further increase production with our current equipment.

Executive Compensation, page 112

2.	Please update your disclosure under this heading to reflect the last full financial year. Please refer to Item 6.B of Form 20-F.

We have revised the Fifth Amendment to disclose executive compensation for 2014 and 2013. The revised disclosure is on page 112.

Placement, page 138

3.	Please advise why you stated that the commissions received by and profit realized on the sale of securities by your Placement Agent “might be deemed to be” underwriting discounts or commissions under the Securities Act.

We have revised the Fifth Amendment to clarify that such commissions and profit “would be deemed to be” underwriting discounts or commissions under the Securities Act.

4.	Please file an executed copy of your placement agreement with your next amendment. Please also file an updated copy of your employment agreement with Chen Zaihua.

We have filed an executed copy of the placement agreement as Exhibit 10.1 and an updated translation of Mr. Chen’s employment agreement as Exhibit 10.3. Please note that Exhibit 10.1 retains a few blanks related to the effectiveness of the registration statement, which will be filled in with both parties’ consent when such information is known to the parties.

Thank you in advance for your assistance in reviewing this response and the Third Amendment.

Should you have any questions with respect to the above responses, please contact me.

Sincerely,

/s/ Ningfang Liang

Ningfang Liang